UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): October 9, 2014

DAWSON GEOPHYSICAL COMPANY

(Exact name of Registrant as specified in its charter)

TEXAS	001-34404	75-0970548
(State of incorporation or organization)	(Commission file number)	(I.R.S. employer identification number)

508 W. WALL, SUITE 800 MIDLAND, TEXAS	79701
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code:  (432) 684-3000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01                                           Regulation FD Disclosure.

As previously disclosed, on October 8, 2014, Dawson Geophysical Company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TGC Industries, Inc. (“TGC”), and Riptide Acquisition Corp. (“Merger Sub”). The Merger Agreement provides for a business combination whereby Merger Sub will merge with and into the Company (the “Merger”), and as a result the Company will continue as the surviving operating corporation and a wholly owned subsidiary of TGC.

Immediately prior to the effective time of the Merger, TGC will effect a reverse stock split with respect to its common stock on a one-for-three ratio. After giving effect to the reverse stock split, in connection with the Merger each issued and outstanding share of common stock of the Company (other than shares of Company common stock owned by TGC, Merger Sub or the Company or any wholly owned subsidiary of the Company) will be automatically converted into the right to receive 1.760 shares of TGC common stock.  Immediately prior to the effective time of the Merger, TGC will amend its certificate of formation to change its name to “Dawson Geophysical Company” and to effect the reverse stock split.

In connection with the Merger, the Company conducted an investor conference call on October 9, 2014 at 9:00 a.m. ET to discuss the Merger and certain other matters. A transcript of the conference call is furnished as Exhibit 99.1 hereto (the “Transcript”).

Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information set forth in this Item 7.01 and in the attached Exhibit is deemed to be “furnished” and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such filing.

Item 8.01              Other Events.

The disclosure set forth above under “Item 7.01 Regulation FD Disclosure” is incorporated by reference into this Item 8.01.

Pursuant to the rules and regulations of the SEC, the attached Exhibit is deemed to be “furnished” and shall not be deemed to be “filed” under the Exchange Act, and shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act or the Exchange Act whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such filing.

Safe Harbor Statement

In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that statements in the Exhibit which are forward-looking and which provide other than historical information involve risks and uncertainties that may materially affect the Company and TGC’s actual results of operations.  Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management.  Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to the possibility that the transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected; the ability to promptly and effectively integrate the businesses of the Company and TGC; the reaction of the companies’ customers, employees and counterparties to the transaction; diversion of management time on transaction-related issues; the volatility of oil and natural gas prices; dependence upon energy industry spending; disruptions in the global economy; industry competition; delays, reductions or cancellations of service contracts; high fixed costs of operations; external factors affecting our crews such as weather interruptions and inability to obtain land access rights of way; the type of contracts we enter into; crew productivity; limited number of customers; credit risk related to the companies’ customers; the availability of capital resources and operational disruptions. A discussion of these and other factors, including risks and uncertainties with respect to the Company and TGC is set forth in their respective annual reports on Form 10-K and in their respective reports on Forms 10-Q and 8-K. The Company and TGC disclaim any intention or obligation to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Shareholders

The information contained in the Exhibit does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The transactions contemplated by the merger agreement, will, as applicable, be submitted to the shareholders of the Company and TGC for their consideration. TGC will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and TGC that also constitutes a prospectus of TGC. The Company and TGC will mail the joint proxy statement/prospectus to their respective shareholders. The Company and TGC also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about the Company and TGC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. The Company and TGC make available free of charge at www.dawson3d.com and www.tgcseismic.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC, or investors and shareholders may contact the Company at (432) 684-3000 or TGC at (972) 881-1099 or c/o Dennard-Lascar Associates at (713) 529-6600 to receive copies of documents that each company files with or furnishes to the SEC.

Participants in the Merger Solicitation

The Company, TGC, and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and TGC in connection with the proposed transactions. Information about the directors and officers of the Company is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on December 18, 2013, as well as subsequent periodic reports filed with the SEC. Information about the directors and officers of TGC is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01                                           Financial Statements and Exhibits.

(d)                                 Exhibits

In accordance with General Instruction B.2 of Form 8-K, the information set forth in the attached Exhibit 99.1 is deemed to be “furnished” and shall not be deemed to be “filed” for purposes of the Exchange Act.

Exhibit Number	Description
99.1	Transcript of the Investors’ Conference Call.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAWSON GEOPHYSICAL COMPANY

Date: October 9, 2014	By:	/s/ Christina W. Hagan
Christina W. Hagan
Executive Vice President, Secretary and
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Transcript of the Investors’ Conference Call.